Avenue Group Letterhead

June 29, 2006

Mark A. Wojciechowski
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-7010
Fax:  202-772-9369

Dear Mr. Wojciechowski:

Thank you for your January 26, 2006, comment letter. We respond to your comments below. For your convenience we have restated your comments in italics above each response.

Before responding to each comment we advise you that in our 2005 Form 10-KSB we restated our 2004 financial statements responsive to each of the three comment letters you have sent us. In our March 31, 2006, Form 10-QSB we restated our March 31, 2005, financial statements in the same way. We will do the same in our June 30 and September 30, 2006 Forms 10-QSB.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 2 - Summary of Significant Accounting Policies, page F-9

(G) Investment in Oil and Gas Operations, page F-10

1. In response to comment 4 from your letter dated December 15, 2005 you explain that proper oil and gas accounting provides that when oil is sold, DD&A should be recorded and attributed to the oil sale. Although we agree that this generally results in applying generally accepted accounting principles, the manner by which DD&A is attributed to sales under the successful efforts method, prescribed in paragraph 35 of SFAS 19, depends on a measure of proved reserves. At the time proved reserves are recorded, the unit-of-production method is the appropriate method of calculating depletion expense. However, as there is no provision in SFAS 19 for recording DD&A on properties with no proved reserves based on a "rough estimate" of reserves, you should follow the guidance in paragraphs 28 and 31, requiring periodic assessments for impairment of unproved properties and exploratory well costs when reserves are not found.

Response: In our 2005 Form 10-KSB and subsequent filings we have and will continue to follow the guidance in FASB Statement 19, paragraphs 28 and 31, requiring periodic assessments for impairment of unproved properties and exploratory well costs when reserves are not found.

(H) Revenue Recognition, page F-10

2. We understand from your response to comment 4 from your letter dated December 15, 2005 that the revenues you have recorded are a result of incidental oil production obtained during the drilling of the well, and that the oil revenue may not be sustainable as there are no proved reserves identified on the property. Please include similar disclosures in all filings in which you recorded revenue from the sale of similar types of wells.

Response: We included similar disclosures in the restated and regular financial statements in our 2005 Form 10-KSB and our March 31, 2006 Form 10-QSB as appropriate, and will continue to do so in future filings.

Note 9 - Capitalization, page F-18

(B) Common Stock, page F-18

3. The expanded disclosure provided in response to comment 6 and included in your Form 10-QSB for the quarter ended September 30, 2005 explains that you have concluded the decline in price of your stock was other-than-temporary; therefore, in accordance with SFAS 5, Current Text Topic I80 and Topic I08 you recorded a $637,000 liability related to the probable return to Langley of a portion of the escrowed shares as of December 31, 2004. You further explain that you will re-compute the liability in subsequent periods and that any adjustment will be recorded in other comprehensive income unless you conclude that a further decline in value is other than temporary.

It is unclear from your discussion how the guidance you have relied upon applies to the situation described in your disclosure. The guidance in Current Text Topic I80 (SFAS 115) relates to the accounting for an investment in debt and equity securities of other entities, and how to measure and record changes in the value of those investments. There is no provision in that guidance related to the probable return of an investment if there is a decline in value of a separate underlying (e.g. the price of your stock). Also note that the accounting for an other-than-temporary decline in fair value discussed in paragraph 115 of Topic I80 relates to investments classified as either available-for-sale or held-to-maturity, and since the shares held in escrow are restricted shares (as defined in SFAS 115 paragraph 3 footnote 2), they are outside the scope of SFAS 115. Until such shares qualify for sale within one year, they cannot be classified as available-for-sale.

We have considered your arrangement with Langley Park Investment Trust, and the accounting necessary to comply with generally accepted accounting principles, and have the following guidance. As indicated above, we believe that shares of this entity that you own and which may be sold within one year are appropriately classified as available-for-sale and accounted for under the guidance in SFAS
115. However, shares that do not meet this condition should be accounted for using the cost methodology described in paragraph 6(a) of APB 18. Once shares held in escrow become subject to release within one year, and thereby saleable within one year, application of the guidance in paragraph 13 of SFAS 115 would be appropriate, with any differential between the carrying and market values recorded in other comprehensive income.

We also believe that the contingency arrangement under which you may be required to relinquish shares held in escrow is a derivative that should be accounted for at fair value, with changes in fair value recorded in your Statements of Operations, in accordance with the guidance in paragraphs 17 and 18(a) of SFAS
133. In this regard, we note the terms of the escrow agreement require you to sell to Langley Park Investment Trust a number of Langley Park Investment Trust shares at a purchase price of 1p based on a formula outlined in the agreement. It appears this feature (a written call), embedded in an equity security, would not be considered clearly and closely related to the equity instrument, pursuant to paragraph 61(e) of SFAS 133. Additionally, we note that paragraphs 12(b) and 12(c) of SFAS 133 appear to be met since the host contract is not re-measured at fair value, with changes reported in earnings as they occur; and the instrument appears to meet all of the criteria of a derivative pursuant to paragraphs 6-11.

Please make the necessary adjustments to your accounting and disclosure. If you believe the implications are not material, you may submit an analysis supporting your conclusions in this regard. Under this scenario, please ensure that your analysis addresses the accounting that would be required for each annual and quarterly period from the date of entering into the arrangement.

Response: In our 2005 Form 10-KSB and subsequent filings we have and will continue to account for and disclose shares of Langley Park that we own and which may be sold within one year as available-for-sale and in accordance with the guidance in Statement 115. We have accounted for and disclosed shares that do not meet this condition using the cost methodology described in paragraph 6(a) of APB 18. In accounting for and disclosing shares held in escrow which have become subject to release within one year, and thereby saleable within one year, we have applied the guidance in paragraph 13 of Statement 115, with any differential between the carrying and market values recorded in other comprehensive income.

We have accounted for and disclosed the contingency arrangement under which we may be required to relinquish shares held in escrow as a derivative at fair value, with changes in fair value recorded in our operations statements, in accordance with the guidance in paragraphs 17 and 18(a) of Statement 133.

Form 10-QSB for the Quarter Ended September 30, 2005

Financial Statements

Consolidated Balance Sheet, page 3

4. Please clarify whether the $973,479 identified as Accumulated Other Comprehensive Income is income or loss. It appears the amount is a loss given the comprehensive losses reported in recent periods. Please include similar clarification in the remainder of the document where comprehensive income is discussed.

Response: The $973,479 identified as Accumulated Other Comprehensive Income was income. Although we had had comprehensive losses in various periods, we had had sufficient comprehensive income in other periods such that we had accumulated other comprehensive income at September 30, 2005. In our 2005 Form 10-KSB and subsequent filings we included and will continue to include clarification in the remainder of the document where comprehensive income is discussed.

Consolidated Operations Statement, page 4

5. We note you have classified the $721,046 of loss on sale of oil property as a component of other income (expense). As your primary business operations are the exploration for and production of oil and gas, it appears that the loss on sale of long lived assets used in operations would need to be included in the computation of loss from operations to comply with paragraph 45 of SFAS 144.

Response: In our 2005 Form 10-KSB and subsequent filings we have and will continue to include losses (and gains) on sales of oil property in the computation of loss or gain from operations, complying with paragraph 45 of Statement 144.

6. It appears that the $584,874 identified as gain from sale of discontinued operations reported for the three months ended September 30, 2005 should be reported in the statement of operations for the nine months ended September 30, 2004. Please correct the statement to appropriately reflect the operations for the periods presented.

Response: The $584,874 identified as gain from sale of discontinued operations reported for the three months ended September 30, 2005, was actually a gain from sale of discontinued operations for the three months and nine months ended September 30, 2004, not the three months ended September 30, 2005. The error was a scribner's error. We reported the transaction correctly in the 2005 Form 10-KSB and will report it correctly when we restate the September 30, 2005, financial statements in the September 30, 2006, Form 10-QSB. We have modified our procedures and processes of internal control of financial reporting to insure that such errors do not occur prospectively.

7. On a related point, please reconcile and disclose the difference between the gain on disposition reported in the operations statement of $584,874 and the gain identified in Note 5 on page 11 of $724,874. It appears the amount included in the operations statement was not updated to reflect the fair value adjustment of the 4 million shares of ROO Media included in the sale. Please revise your document accordingly.

Response: You are correct. We did not update the operations statement to reflect the fair value adjustment of the 4 million shares. We reported the transaction correctly in the restated 2004 financial statements in the 2005 Form 10-KSB and will do so in future filings as applicable.

Note 2 - Summary of Significant Accounting Policies; Restatement of Opening Balances, page 7

(A) Restatement of Opening Balances, page 7

8. Revise your discussion to explain the underlying errors in the previous documents that led to your conclusion to amend the filings. Your disclosure should emphasize that the decision to amend your documents to correct previous accounting errors is a decision that management had made after evaluating information of which it became aware. Any references to the SEC should be limited to the fact that you had received correspondence in conjunction with a review of your annual report; this should not be characterized as the basis for your decision to amend your filings.

Response: In the disclosures regarding the financial statement restatements made in our 2005 Form 10-KSB and our March 31, 2006, Form 10-QSB we explained the underlying errors in the previous documents which led to our conclusion to amend the filings. In both restatements we emphasized that the decision to amend our documents to correct previous accounting errors was a decision that management had made after evaluating information of which it became aware. In the disclosures of both restatements we made no reference to the SEC. We will apply all elements of this response in preparing the restatements which we will include in our June 30 and September 30, 2006, Forms 10-QSB.

9. In addition, we remind you of your reporting obligation under Rule 13a-11 to file a current report on Form 8-K upon the occurrence of an event specified in
Section 1-6 and 9 of the instructions to the Form 8-K. Specifically, it appears you need to file an Item 4.02 Form 8-K related to the non-reliance on previously issued financial statements for the periods you have specified in your disclosure. In order to comply with the requirements of the Form 8-K, please file the current report or explain to us why you believe you are not required to file such a report.

Response: In a conversation in early 2006, Mr. Wojciechowski had explained to our consultant, Mr. Robert Poley, that the requirement for filing a Form 8-K with Item 4.02 was that a registrant should file the Form 8-K as soon as the registrant knows what the numbers in restated financial statements will be. In the restatement of both the 2004 financial statements and the March 31, 2005, financial statements, we did not know what the final numbers would be until just before we transmitted the filings to the SEC on Edgar.

It is our understanding that SEC guidance regarding Form 8-K provides that when information that would normally be reported in a Form 8-K has previously been reported in another filing, it is not necessary to repeat the information by filing a Form 8-K. As discussed in the preceding paragraph, by the time we had the information needed for filing a Form 8-K with Item 4.02, the information that would be reported in a Form 8-K had already been reported in the 2005 Form 10-KSB and the March 31, 2006, Form 10-QSB. Accordingly, we concluded that it the filing of a Form 8-K was not necessary.

(L) Accumulated Other Comprehensive Income, page 9

10. Please disclose and reconcile the difference between the $1,254,285 identified as net loss on marketable securities for the nine months ended September 30, 2005 within the table, to the $751,243 identified of unrealized loss on marketable securities within the Consolidated Comprehensive Loss Statement on page 5.

Response: The $751,243 on the Consolidated Comprehensive Loss Statement was a scribner's error. The amount actually recorded as of September 30, 2005, (pre-audit) was the $1,254,285. We will insure that the September 30, 2005, comprehensive loss statement is properly stated when we restate it.

Note 3 - Investments in Marketable Securities, page 9

11. In the first paragraph of the discussion regarding the stock exchange with Langley Park Investment Trust you state the shares of Langley were valued at $11 million. However, in the second paragraph you state that at the date of the stock exchange agreement, the Langley shares were valued at $11.8 million. Please discuss and reconcile the difference and correct the disclosure if necessary.

Response: The $11 million was the correct amount. The $11.8 million was a scribner's error which arose as we conducted extensive analysis in order to determine the correct accounting for the Langley transactions subsequent to the receipt of your first comment letter. In our 2005 Form 10-KSB we properly reported the valuation consistently at $11 million. We have implemented procedures for the internal control of financial reporting to insure that such errors do not occur in prospective filings.

Evaluation of Disclosure Controls and Procedures, page 17

12. We note your disclosure stating that "Our Chief Executive Officer and Chief Financial Officer have reviewed the effectiveness of our "disclosure controls and procedures ... and have concluded that the disclosure controls and procedures are effective to ensure that material information relating the to the Company is recorded, processed, summarized, and reported in a timely manner." Please understand that disclosure controls and procedures, as defined in Rule 13a-15(e) of Regulation 13A, are somewhat more comprehensive, not qualified by materiality, and pertaining to reports that are filed or submitted within the time periods specified in the Commission's rules and forms. Please revise your disclosure to clarify whether your conclusion about the effectiveness of your disclosure controls and procedures are consistent with all aspects of the definition set forth in Rule 13a-15(e) of Regulation 13A.

Response: We understand that disclosure controls and procedures, as defined in Rule 13a-15(e) of Regulation 13A, are more comprehensive than we characterized in our September 30, 2005, Form 10-QSB, are not qualified by materiality, and pertain to reports that are filed or submitted within the time periods specified in the Commission's rules and forms. In our 2005 Form 10-KSB, in our March 31, 2006, Form 10-QSB, and in prospective filings we have revised and will continue our disclosures to clarify that our conclusion about the effectiveness of our disclosure controls and procedures are consistent with all aspects of the definition set forth in Rule 13a-15(e) of Regulation 13A.

13. You also explain that your Chief Executive Officer and Chief Financial Officer reviewed the effectiveness of your disclosure controls and procedures "within the end of the period covered by the Quarterly Report." The effectiveness of your disclosure controls and procedures is required to be evaluated as of the end of the period, in accordance with Item 307 of Regulation S-B.

Response: In our 2005 Form 10-KSB, in our March 31, 2006, Form 10-QSB, and in prospective filings we have revised our reporting and will continue to report that we have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period, in accordance with Item 307 of Regulation S-B.

302 and 906 Certifications

14. Revise the certifications to clearly indicate, if true, that Mr. Mochkin is signing the certifications as both principal executive and principal financial officer.

Response: In our 2005 Form 10-KSB, in our March 31, 2006, Form 10-QSB, and in prospective filings we have revised our certifications and will continue, to clearly indicate that Mr. Mochkin is signing the certifications as both principal executive and principal financial officer.

Sincerely,



   By: /s/Levi Mochkin
 Name: Levi Mochkin
Title: President, Chief Executive officer and Acting Principal Financial Officer Avenue Group, Inc.